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A love story about being seen…
even when you're trying to disappear.
#blindhope
by Charo Toledo
equity campaign starts 7/23/26

Tomorrow. We Begin Together.

Tomorrow.
We open the door.



Tomorrow, July 23.
For years, **#BlindHope** has lived in my heart.
It began with my family's story—with an island, with loss, with resilience, and with the promise that one day we would tell our stories **on our own terms**.

Tomorrow is that day.
We're opening the **#BlindHope Community Round** on CineBlock Films—
not simply to introduce a film, but to begin a different conversation about
who gets to tell stories, who gets to own them, and how communities can
help bring meaningful films into the world.

This is bigger than one movie.
It's about proving that independent filmmakers don't have to wait for
permission to tell authentic stories. It's about creating a future where
creators and audiences stand together—not just as supporters, but as
partners in bringing important stories to life.

Join us LIVE as we:

🎬 **Premiere the official #BlindHope trailer for the very first time.**

❤️ Share the deeply personal story behind why **July 23** means so much to
me and to this film.
🌎 Break down the difference between **Regulation Crowdfunding,
Seed&Spark, and GoFundMe**, and why each serves a different purpose in
independent filmmaking.
✨ Explain how this new model allows communities to help independent
stories grow while preserving creative ownership.
If you've followed this journey over the past weeks, thank you.
If these emails have touched you, I hope you'll invite one person who
believes stories have the power to heal, connect us, and inspire hope.

Join us live: (Click on preferred platform; link embedded)
▶ **YouTube**
▶ **Facebook Live**
▶ **LinkedIn Live**
▶ **Instagram Live (@charchartoledo):**

Tomorrow, we don't simply launch a film.
Tomorrow, we begin building a community around a shared belief—
that our stories deserve to be told, and that together we can create a
new path for independent filmmaking.

I can't wait to see you there.
Con todo mi corazón,
Charo Toledo

LEARN MORE #BLINDHOPE

Mañana.
Abrimos la puerta.



Mañana, 23 de julio.
Durante años, **#BlindHope** ha vivido en mi corazón.
Nació de la historia de mi familia, de una isla, de la pérdida, de la resiliencia
y de la promesa de que algún día contaríamos nuestras historias **en
nuestros propios términos**.

Mañana llega ese día.
Abrimos la **Community Round de #BlindHope** en CineBlock Films, no solo
para presentar una película, sino para abrir una conversación distinta sobre
quién puede contar historias, quién puede formar parte de ellas y cómo una
comunidad puede ayudar a construir un cine independiente con identidad y
propósito.

Esto es mucho más que una película.
Es demostrar que los cineastas independientes ya no tienen que esperar
permiso para contar historias auténticas. Es construir un futuro donde
creadores y comunidad caminen juntos, no solo como espectadores o
colaboradores, sino como parte de una misma visión.

Acompáñanos EN VIVO para:

🎬 **Estrenar por primera vez el tráiler oficial de #BlindHope.**

❤️ Compartir la historia profundamente personal de por qué el **23 de julio**
tiene un significado tan especial para mí y para esta película.
🌎 Explicar la diferencia entre **Regulation Crowdfunding, Seed&Spark y
GoFundMe**, y por qué cada uno cumple un papel diferente dentro del cine

independiente.

✨ Conversar sobre cómo este nuevo modelo permite que una comunidad impulse historias independientes sin perder la libertad creativa.

Si nos has acompañado durante estas últimas semanas, gracias de corazón.
Y si esta historia ha resonado contigo, te invito a compartir esta invitación con una persona que también crea en el poder de las historias para sanar, unir y transformar.

Acompáñanos en vivo: (Haz clic en la plataforma de tu preferencia. El enlace está integrado.)
▶ **YouTube**
▶ **Facebook Live**
▶ **LinkedIn Live**
▶ **Instagram Live (@charchartoledo):**

Mañana no solo lanzamos una película.
Mañana comenzamos a construir una comunidad unida por la convicción de que nuestras historias merecen ser contadas y de que, juntos, podemos abrir un nuevo camino para el cine independiente.
Será un honor compartir este momento contigo.

Con todo mi corazón,
Charo Toledo

SABER MAS DE #BLINDHOPE

This story began...

...the day I thought I had one year
to live.

Tomorrow, it becomes our story.

#BlindHope







BH Movie LLC is "testing the waters" to gauge potential investor interest in a possible Regulation Crowdfunding offering. No money or other consideration is being solicited or accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until a Form C is filed with the Securities and Exchange Commission and any such offer is made through an approved funding portal. Any indication of interest involves no obligation or commitment of any kind.

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